Exhibit 99.2

FOR IMMEDIATE RELEASE

1 FEBRUARY, 2008

Chinalco and Alcoa

Acquisition of a stake in Rio Tinto plc

Shining Prospect Pte. Ltd. (“SPPL”), a Singapore based entity wholly owned by Chinalco and into which Alcoa has committed US$1.2 billion by way of a convertible instrument, today announces that it has acquired c. 12 per cent. of Rio Tinto plc’s existing share capital*.

Chinalco and Alcoa also confirm that they do not currently intend to make an offer for Rio Tinto plc but, for the purposes of Rule 2.8 and other relevant provisions of the City Code on Takeovers and Mergers (the “City Code”), Chinalco and Alcoa reserve the right to announce an offer or possible offer or make or participate in an offer or possible offer for Rio Tinto plc and/or take any other action which would otherwise be restricted under Rule 2.8 of the City Code within the next six months, in the event that:

(i)            an agreement or recommendation from the board of Rio Tinto plc is or will be forthcoming; or

(ii)           there is an announcement by a third party other than BHP Billiton, of a possible offer or a firm intention to make an offer for Rio Tinto plc or Rio Tinto plc announces that it has received an approach in relation to a possible offer from a third party other than BHP Billiton; or

(iii)          BHP Billiton announces a firm intention, on improved consideration terms from its initial proposal, to make an offer for Rio Tinto plc whether or not subject to any pre-conditions or revises the terms of any such offer; or

(iv)          Rio Tinto plc undertakes or announces an intention to undertake any acquisition or disposal of a material amount (where “material amount” is as defined in Rule 21.1 of the City Code), or any material recapitalisation, other than the current purchase of its own shares pursuant to the authority granted at the annual general meeting of Rio Tinto plc on 13 April 2007 (where “material” is defined as 10% or more of the combined market capitalisation of Rio Tinto plc and Rio Tinto Limited as at the close of business on the date of this announcement); or

(v)           Rio Tinto plc announces a “whitewash” proposal for the purposes of Rule 9 of the City Code or a reverse takeover; or

(vi)          there is a material change of circumstances.

Commenting on the acquisition, President Xiao Yaqing said:

“Our acquisition of a significant strategic stake in Rio Tinto plc today reflects our confidence in the long term prospects for the rapidly evolving global mining sector.

We have confidence in the fundamental value of the Rio Tinto Group and the management’s strong ability to realise that value for shareholders.

This strategic commitment underlines Chinalco’s determination to increase and diversify its exposure to the sector and to be well positioned within this changing industry landscape.”

Alain Belda, Chairman and CEO of Alcoa, said:

“We have long believed that Rio Tinto has a world-class portfolio of assets and is very well positioned to prosper in the current mining cycle. This investment, made in partnership with Chinalco, allows us to mutually benefit from developments in the sector. We have known Chinalco for many years, dating back to our participation in the successful launch of Chalco’s IPO, and are looking forward to this new venture.”

* This includes an interest of c. 0.6 per cent. held by way of a derivative instrument.

Background to Chinalco

Chinalco is a diversified metals and mining company based in Beijing, China. Chinalco is one of the largest diversified metals and mining companies in China and is engaged in exploration, mining and downstream processing of mineral resources including bauxite, alumina, aluminum, copper, as well as other nonferrous and rare metals. Chinalco is the largest alumina and primary aluminum producer in China and one of the leading alumina and primary aluminum producers in the world.

Headquartered in Beijing and founded in 2001, Chinalco has operations across 21 provinces in China with subsidiaries/offices in 9 countries across 5 continents including operations and investments in Australia, Canada, Peru, Fiji and Guinea. Chinalco employs 221,000 people and for the 2007 financial year had total expected sales of US$18.3 billion with profits of US$2.99 billion.

Chinalco’s largest asset is a 38.56% stake in Chalco which is listed on the New York, Hong Kong, and Shanghai stock exchanges.  Chalco has a market capitalisation of more than US$50 billion and had revenues of over US$8 billion in 2006. More information can be found at www.chinalco.com.cn

Background to Alcoa

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, through its growing position in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components including flat-rolled products, hard alloy extrusions, and forgings, Alcoa also markets Alcoa® wheels, fastening systems, precision and investment castings, structures and building systems. The Company has 107,000 employees in 44 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. Alcoa is listed on NYSE and has a market value of approximately US$27 billion. More information can be found at www.alcoa.com

Lehman Brothers and China International Capital Corporation acted as financial advisors to Chinalco and SPPL.

Enquiries:

Chinalco	+ 86 10 82 29 85 08

Lv Youqing

Alcoa	+ 1 724 422 78 44

Kevin Lowery

Lehman Brothers International (Europe) Limited	+ 44 (0)20 7102 1000

London

Nick Wiles

Adrian Mee

Samuel Bertrand

Beijing	+ 852 2252 6000

Zhizhong Yang

Hong Kong	+ 852 2252 6000

Anthony Steains

Colin Banfield

China International Capital Corporation	+ 86 10 65 05 11 66

Yicheng Xu

The Maitland Consultancy	+ 44 (0)20 7379 5151

Philip Gawith

Liz Morley

Financial & Corporate Relations Pty Limited (FCR)	+ 61 292 351 666

Anthony Tregoning

Ashley Rambukwella

The Abernathy McGregor Group Inc.	+ 1 212 371 5999

Winnie Lerner

Tom Johnson

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.  Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Lehman Brothers International (Europe) is advising Chinalco and SPPL and no-one else in relation to the matters contained in this announcement and will not be responsible to anyone other than Chinalco and SPPL for providing the protections afforded to clients of Lehman Brothers International (Europe) or for providing advice in relation to the matters contained in this announcement.